UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Unaudited Pro Forma Consolidated Financial Statements for the year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both national and in the region in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; limitations on commercialization imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patent liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our filings with the SEC; and any other factors that may affect performance.  In addition, certain forward-looking statements contained in this report relate to our proposed acquisition of American Medical Instruments Holdings, Inc. (“AMI”) and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  The closing of the acquisition is subject to the satisfaction of customary closing conditions.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.

To the extent possible, we implement strategies to reduce or mitigate the risks and uncertainties associated with our business.  Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products, (iv) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, (viii) our ability to consummate the acquisition of, and integrate into our business the operations of, AMI, and (ix) our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of such acquisition.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this filing, or to reflect the occurrence of unanticipated events.  You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the SEC after the date of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 21, 2006

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments attributable to the acquisition of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) by us (the “Acquisition”) to the historical audited consolidated financial statements of Angiotech and AMI. The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 gives effect to the Acquisition Transactions (defined below) as if they had occurred on January 1, 2005. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition Transactions as if they had occurred on December 31, 2005. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial statements.

The Acquisition Transactions include:

•

the acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $785 million funded from the debt financings noted below and the use of $210 million in cash sourced from our short-term and long-term investments;

•

the incurrence of $350 million of long-term debt under the term loan portion of our new senior credit facility;

•

the issuance of $250 million of our senior subordinated notes; and

•

estimated fees and expenses of $25 million related to the Acquisition Transactions.

The unaudited pro forma consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were furnished to the SEC on a Form 6-K on March 2, 2006.  AMI is currently a privately held company and its financial statements are not publicly available at this time.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt issuance costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The pro forma adjustments for the Acquisition Transactions described in the accompanying notes will be made as of the closing date of the Acquisition Transactions and may differ from those reflected in these unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the Acquisition Transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of income data or other financial data as of any future date or any future period.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2005

(in thousands of U.S.$)	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.	Pro Forma Adjustments	Pro Forma Combined
ASSETS			(Note 3)
Current
Cash and cash equivalents	$ 62,163	$ 4,403	$ 600,000 (a)	$ 63,013
			(600,000) (b)
			(3,553) (b)
Short-term investments	133,279	-	(81,059) (b)	52,220
Accounts receivable	3,377	24,076		27,453
Inventories	786	27,501		28,287
Assets held for sale	5,508	-		5,508
Deferred income taxes	1,703	2,029		3,732
Other current assets	2,056	2,612		4,668
Total current assets	208,872	60,621	(84,612)	184,881
Long-term investments	170,578	-	(128,941) (b)	41,637
Property and equipment	11,042	41,897		52,939
Intangible assets	45,447	32,860	185,087 (b)	263,394
Goodwill	46,071	104,801	477,406 (b)	628,278
Deferred financing costs	-	1,923	(1,923) (b)	15,000
			15,000 (a)
Deferred income taxes	11,350	-		11,350
Other assets	1,334	281	(281) (b)	1,334
	$ 494,694	$ 242,383	$ 461,736	$ 1,198,813
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 19,187	$ 20,248		$ 39,435
Income taxes payable	6,738	-		6,738
Deferred revenue – current portion	1,630	-		1,630
Long-term debt – current portion	-	7,500	(7,500) (a)	3,500
			3,500 (a)
Total current liabilities	27,555	27,748	(4,000)	51,303
Long-term debt	-	105,500	(105,500) (a)	596,500
			596,500 (a)
Deferred revenue	1,632	-		1,632
Deferred income taxes	-	8,622	73,665 (b)	82,287
Other long-term liabilities	2,827	1,584		4,411
	4,459	115,706	564,665	684,830
Stockholders’ equity
Share capital	463,639	-	-	463,639
Additional paid in capital	21,929	72,088	(72,088) (b)	21,929
Retained earnings (accumulated deficit)	(45,607)	26,835	(26,835) (b)	(45,607)
Accumulated other comprehensive income	22,719	6	(6) (b)	22,719
Total stockholders’ equity	462,680	98,929	(98,929)	462,680
	$ 494,694	$ 242,383	$ 461,736	$ 1,198,813

See accompanying notes to the unaudited pro forma consolidated financial statements.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31, 2005

(in thousands of U.S.$, except share and per share data)	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc.	Pro Forma Adjustments	Pro Forma Combined
REVENUE			(Note 3)
Royalty revenue	$ 189,203	$ -		$ 189,203
Product sales	5,334	174,650		179,984
License fees	5,111	-		5,111
	199,648	174,650		374,298
EXPENSES
License and royalty fees	28,345	-		28,345
Cost of goods sold – product sales	5,653	83,144	(1,151) (f)	87,646
Research and development	31,988	3,341		35,329
Selling, general and administration	37,837	51,135	(470) (f)	88,821
			319 (g)
Depreciation and amortization	9,540	-	21,795 (f)	31,335
In-process research and development	54,957	-		54,957
Gain on sale of intellectual property	-	(10,121)		(10,121)
	168,320	127,499	20,493	316,312
Operating income	31,328	47,151	(20,493)	57,986
Other income (expenses):
Foreign exchange gain	1,092	-		1,092
Investment and other income	10,006	103	(6,930) (e)	3,400
			221 (c)
Interest expense	-	(9,293)	9,514 (c)	(44,095)
			(221) (c)
			(44,095) (d)
Write-down of investment	(5,967)	-	-	(5,967)
Total other income (expenses)	5,131	(9,190)	(41,511)	(45,570)
Income from continuing operations before income taxes	36,459	37,961	(62,004)	12,416
Income tax expense (recovery)	28,055	11,126	(22,177) (h)	17,004
Net income (loss) from continuing operations	$ 8,404	$ 26,835	$ (39,827)	$ (4,588)

Pro forma basic and diluted net loss from continuing operations per common share				$ (0.05)
Basic and diluted weighted average number of common shares outstanding (in thousands)				84,121

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements give effect to the Acquisition for cash consideration of $785 million plus estimated transaction costs of $25 million.  Angiotech will finance the transaction with a combination of long-term debt obligations, including the incurrence of $350 million of indebtedness under the term loan portion of our new senior credit facility, net proceeds from the issuance of $250 million of our senior subordinated notes, and existing cash on hand of $210 million.

The unaudited pro forma consolidated financial statements are prepared in accordance with U.S. GAAP and include:

•

an unaudited pro forma consolidated balance sheet as at December 31, 2005 which reflects the Acquisition Transactions as if they occurred on December 31, 2005; and

•

an unaudited pro forma consolidated statement of income for the year ended December 31, 2005 which reflects the Acquisition Transactions as if they occurred on January 1, 2005.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical audited consolidated financial statements and the related notes of Angiotech.  In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above.  In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Angiotech as set forth in its historical audited consolidated financial statements.

3.   PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements give pro forma effect to the following:

(a)

Incurrence of $600 million of long-term debt to finance the Acquisition including the incurrence of $350 million of indebtedness under the term loan portion of our new senior credit facility and the net proceeds from the issuance of $250 million of our senior subordinated notes.  Debt financing costs are estimated to be $15 million.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

Sources of Funds	Amount (In thousands U.S.$)	Uses of Funds	Amount (In thousands U.S.$)
Cash from existing short-term investments	$ 81,059	Cash paid to AMI stockholders	$ 672,000
Cash from existing long-term investments	128,941	Cash paid to discharge existing AMI debt	113,000
Term loan facility	350,000	Acquisition costs	10,000
Senior subordinated notes	250,000	Financing costs	15,000
Total sources	$ 810,000	Total uses	$ 810,000

(b)

The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing.  Certain components of the asset valuations are subject to independent valuation.  Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $785 million plus $10 million of estimated acquisition costs would be allocated as follows:

(in thousands U.S.$)
Current assets	$ 57,068
Property, plant and equipment	41,897
Identifiable intangible assets	217,947
Goodwill	582,207
Accounts payable and accrued liabilities	(20,248)
Deferred income tax liability	(82,287)
Other long-term liabilities	(1,584)
Total estimated purchase price	$ 795,000

For the year ended December 31, 2005, the stockholders’ equity of AMI, including additional paid in capital of $72.1 million, retained earnings of $26.8 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $800.1 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets.  Such allocation will be dependent on an external valuation, completion of management’s analysis of the intangible assets acquired and other relevant market factors.  For the purpose of the pro forma financial statements, the intangible assets have been allocated $582.2 million to goodwill and $217.9 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c)

Elimination of AMI interest expense of $9.5 million as a result of the repayment of AMI debt and reclassification of AMI interest income of $221,000.

(d)

Recognition of pro forma interest expense of $44.1 million relating to the debt incurred by Angiotech to finance the Acquisition, calculated as follows:

(in thousands U.S.$)	Pro Forma Interest Expense
$350,000 senior term loan facility, estimated interest rate of 6.42% (LIBOR + 1.50%)	$ 22,470
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	19,375
Revolving credit facility commitment fees	375
Amortization of debt issuance costs	1,875
Total pro forma interest expense	$ 44,095

(e)

Reduction of Angiotech investment income of $6.9 million due to the use of $210 million of cash on hand to finance the Acquisition using Angiotech’s average 2005 investment yield of 3.3%.

(f)

Recognition of incremental amortization expense of $20.2 million relating to fair market value of identifiable intangible assets acquired.  Amortization expense has been calculated using an estimated average useful life of 10 years as follows:

(in thousands U.S.$)	Pro Forma Amortization Expense Adjustment
Fair market value of identifiable intangible assets acquired	$ 217,947
Amortization expense for the year using estimated life of 10 years	21,795
Less: Reversal of AMI amortization expense included in cost of goods sold	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(470)
Net pro forma adjustment to amortization expense	$ 20,174

(g)

Recognition of additional stock-based compensation expense of $319,000 to conform AMI’s accounting policy with the fair value based method of Financial Accounting Standards Board (FASB) Statement No. 123 “Accounting for Stock-Based Compensation” adopted by Angiotech.  AMI accounted for stock-based compensation using intrinsic value principles of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.

Upon closing of the Acquisition, the vesting of certain AMI options accelerates in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on pro forma stock-based compensation expense has not been reflected in these unaudited pro forma consolidated financial statements.

(h)

Net reduction of provision for income taxes of $22.2 million relating to the net changes to interest expense, reduction of interest income, and incremental amortization of intangible assets and stock-based compensation described in notes 3(c), (d), (e), (f) and (g). The effects on the provision for income taxes were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% for the adjustments relating to Angiotech and 39.8% for the adjustments relating to AMI.

4.   OTHER PRO FORMA INFORMATION

For the year ended December 31, 2005, pro forma capital expenditures amounted to $7.3 million, inclusive of a $1.0 million for a deposit for the purchase of property, and pro forma cash taxes amounted to $8.2 million.